UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

BLOUNT INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware 001-11549 63 0780521
(State or other jurisdiction                 (Commission                     (IRS Employer
of incorporation or organization)                 File Number)                  Identification No.)

4909 SE International Way, Portland, Oregon 97222-4679
(Address of principal executive offices)                            (Zip Code)

Chad E. Paulson (503) 653-8881
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Blount International, Inc. (“Blount”) evaluated its current product lines and determined that certain products it manufactures, contracts to manufacture or sources contain tin, tungsten, tantalum and/or gold. However, upon the completion of Blount’s good faith due diligence evaluation for the year period ending December 31, 2013, Blount is unable to determine from its suppliers the sources of all of Blount's products and has therefore concluded that its products are "Democratic Republic of the Congo ("DRC") conflict undeterminable."

In accordance with Rule 13p-1, under the Securities Exchange Act of 1934, Blount has filed this Specialized Disclosure Form and the associated Conflict Minerals Report as Exhibit 1.02 hereto and both reports are posted to publicly available Internet sites at: http://www.blount.com/ under “Investor Relations” and “SEC Filings” and the SEC's EDGAR database at http://www.sec.gov.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 and Item 1.02 is filed as Exhibit 1.02 to this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Blount International, Inc.
(Registrant)

By    /s/ Chad E. Paulson                                June 2, 2014
Chad E. Paulson                                     (Date)
Vice President, General Counsel
and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.02	The Conflict Minerals Report required by Item 1.01 and Item 1.02 is filed as Exhibit 1.02 to this Form SD.